[redacted]

13012919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
FEB 28 2013
Washington DC
401

SEC FILE NUMBER
8- 49475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.H. HILL SECURITIES, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7821 FM 1960 E, SUITE B
(No. and Street)

HUMBLE,	TEXAS	77346
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN HILL — (832) 644-1852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REIMER, MCGUINNESS & ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

6610 MALIBU DRIVE	HOUSTON,	TEXAS	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAN HILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.H. HILL SECURITIES, LLLP, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President & G.P.
Title

[signature] Vickie Gale Moore
Notary Public

Vickie Gale Moore
My Commission Expires
04/18/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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CONTENTS

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INDEPENDENT AUDITORS' REPORT

To the Partners
D. H. Hill Securities, LLLP
Humble, Texas

Report on the Financial Statements

We have audited the accompanying statements of financial condition of D. H. Hill Securities, LLLP (the "Partnership") as of December 31, 2012 and 2011, and the related statements of operations, changes in partners' equity and cash flows for the years then ended, and the related notes to the financial statements that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. H. Hill Securities, LLLP as of December 31, 2012 and 2011, and the results of its operations, changes in partners' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reimer, McGuinness & Associates, P.C.

Houston, Texas
February 7, 2013

D. H. HILL SECURITIES, LLLP
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets		
Current assets		
Cash and cash equivalents	$ 72,243	$ 37,164
Investments	21,017	20,613
Commissions receivable	35,910	67,750
Marketing fees receivable	6,282	14,729
Accounts receivable	2,092	9,733
CRD deposits	2,101	718
Total Current Assets	139,645	150,707
Furniture and equipment, net of accumulated depreciation of $71,084 and $69,664 and at December 31, 2012 and 2011, respectively	677	2,097
Total Assets	$ 140,322	$ 152,804
Liabilities		
Accounts payable	$ 8,654	$ 9,000
Commissions payable	24,325	52,977
Total Liabilities	32,979	61,977
Partners' Equity	107,343	90,827
Total Liabilities and Partners' Equity	$ 140,322	$ 152,804

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Operations
For Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Commissions	$ 1,918,597	$ 1,383,806
Unrealized gains	404	656
Other	237,934	23,805
Total Revenues	2,156,935	1,408,267
Expenses		
Commissions	1,399,755	960,405
General and administrative	740,663	418,949
Total Expenses	2,140,418	1,379,354
Net Income	$ 16,517	$ 28,913

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Changes in Partners' Equity
For Years Ended December 31, 2012 and 2011

	General Partner's Equity	Limited Partner's Equity	Total Partner's Equity
Balance, December 31, 2010	$ 13,217	$ 48,696	$ 61,913
Net income	578	28,335	28,913
Partners' withdrawals	-	-	-
Balance, December 31, 2011	$ 13,795	$ 77,031	$ 90,826
Net income	330	16,186	16,517
Partners' withdrawals	-	-	-
Balance, December 31, 2012	$ 14,126	$ 93,217	$ 107,343

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Cash Flows
For Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net Income	$ 16,517	$ 28,913
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	1,419	2,034
Decrease (increase) in commissions and accounts receivable	39,481	(12,897)
Decrease (increase) in marketing fees receivable	8,447	(7,861)
Decrease (increase) in CRD deposits	(1,383)	(217)
Unrealized gain on securities	(404)	(656)
(Decrease) increase in accounts payable	(346)	1,206
(Decrease) increase in commissions payable	(28,652)	2,893
Net cash provided by operating activities	35,079	13,415
Cash flows from investing activities		
Purchases of furniture and equipment	-	(2,033)
Net cash used in investing activities	-	(2,033)
Net increase in cash	35,079	11,382
Cash and cash equivalents, beginning of year	37,164	25,782
Cash and cash equivalents, end of year	$ 72,243	$ 37,164

See Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

D. H. Hill Securities, LLLP (the "Partnership") is a Humble, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. The Partnership was registered as a Limited Liability Partnership in 1996 and commenced operations on June 10, 1996. On December 20, 2002, the Partnership filed a Certificate of Amendment to change the name of the Limited Liability Partnership from First Financial United Investments, Ltd., L.L.P. to D. H. Hill Securities, LLP. In 2010 the Partnership filed a Certificate of Amendment to change the name of the partnership from D.H. Hill Securities, LLP to D.H. Hill Securities, LLLP. Substantially all of the Partnership's customers are located in Texas and Florida. The Partnership is a member of the Financial Industry Regulatory Authority (the "FINRA") and Securities Investors Protection Corporation (the "SIPC").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made in the prior year financial statements to conform to the 2012 financial statement presentation.

Commission Revenue

The firm offers securities on an application basis. As such, the Partnership does not hold or deliver securities or funds for any of its customers. The Partnership recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Accounts Receivable

Accounts receivable are recorded at the amount the Partnership expects to collect, which approximates fair value. Receivables shall be charged off when they are deemed to be uncollectible. As of the balance sheet date, the Partnership has no uncollectible receivables.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

At December 31, 2012 and 2011, furniture and equipment consists of the following:

	2012	2011
Machinery and Equipment	$ 37,997	$ 37,997
Furniture and Fixtures	33,764	33,764
Total Property and Equipment	71,761	71,761
Less: Accumulated Depreciation	(71,084)	(69,664)
Property and Equipment, Net	$ 677	$ 2,097

Income Taxes

Federal income taxes have not been provided for in the accompanying financial statements as the income of the Partnership is included in the respective Partners' individual federal tax returns.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions and Marketing Fees Receivable

Commissions and marketing fees receivable are recorded at net realizable value, which approximates fair value. Specific allowance is made for known doubtful accounts. Historically the Partnership has not encountered significant uncollectible receivables. There was no allowance for doubtful accounts at both December 31, 2012 and 2011.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Marketable securities consist of stock which is classified as trading securities and is reported at fair value. Unrealized gains and losses are reported as part of earnings. The Company uses the specific identification method in determining realized gains and losses on sales of securities.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Partnership has a verbal agreement with a corporation which is 100% owned by the limited partner of the Partnership, whereby the corporation can bill the Partnership monthly for general and administrative services, including employee costs, if the corporation chooses to do so. The Partnership paid $714,423 and $361,163 during the years ended December 31, 2012 and 2011, respectively. These entities are under common control, and the existence of that control could result in operating results or financial position of the Partnership significantly different from what would have resulted if the entities were autonomous.

NOTE 3 – FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Partnership to credit risk consist primarily of cash and accounts and commissions receivable. The Partnership maintains its cash with major banks, and all balances are fully insured by the Federal Depositor Insurance Corporation. The terms of these deposits are on demand to minimize risk. The Partnership has not incurred losses related to these deposits.

The Partnership's receivables were due from commissions earned from the trade of securities and consulting services. Although the Partnership is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2012 and 2011. For the year ended December 31, 2012, twenty customers accounted for approximately 27% of revenues, each generating at least one percent of sales commissions. For the year ended December 31, 2011, twenty customers accounted for 28% of revenues, each generating at least one percent of sales commissions.

NOTE 4 – MINIMUM NET CAPITAL BACKGROUND

Pursuant to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, the Partnership is required to maintain a minimum net capital balance, as defined under such Rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1.

The Partnership's net capital exceeded the required net capital by $75,352 and $50,117 at December 31, 2012 and 2011, respectively. The Partnership's ratio of indebtedness to net capital was to 0.41 to 1 and 1.12 to 1 at December 31, 2012 and 2011, respectively.

NOTE 5 – MARKETABLE SECURITIES

Marketable securities consist of shares of domestic equity securities, with a cost basis of $13,036 at both December 31, 2012 and 2011. Fair value of marketable securities at the end of the periods consists of the following:

Fair value at January 1, 2011	$ 19,957
Unrealized gain for 2011	656
Fair value at December 31, 2011	20,613
Unrealized gain for 2012	404
Fair value at December 31, 2012	$ 21,017

NOTE 6 – FAIR VALUE MEASUREMENTS

The Partnership has adopted *Accounting Standards Codification (ASC) 820: Fair Value Measurements and Disclosures,* which among other things, requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. ASC 820 establishes a hierarchal disclosure framework which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchal disclosure framework which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy established under ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to observable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted, quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

Level 2 – Inputs, excluding those included in Level 1, are either observable prices for identical assets or liabilities in active markets, observable prices for similar assets and liabilities, or other inputs derived principally from, or corroborated by, observable market data at the measurement date.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

Domestic equities are valued at the quoted market price of shares held by the Partnership at year end.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Partnership believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Partnership's assets at fair value as of December 31, 2012:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
U.S. equities	$ 21,017	$ -	$ -
Total Assets at Fair Value	$ 21,017	$ -	$ -

The following table sets forth by level, within the fair value hierarchy, the Partnership's assets at fair value as of December 31, 2011:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
U.S. equities	$ 20,613	$ -	$ -
Total Assets at Fair Value	$ 20,613	$ -	$ -

All of the Partnership's investments are exchange traded domestic equities, and are categorized as Level 1 at both December 31, 2012 and 2011.

NOTE 7 – NEW ACCOUNTING PRONOUNCEMENTS

The effects of accounting pronouncements that have been issued but have not yet taken effect are not believed to be material to the financial statements.

D. H. HILL SECURITIES, LLLP
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2012 and 2011

	2012	2011
Computation of Net Capital:		
Total partners' equity (from Statement of Financial Condition)	$ 107,343	$ 90,827
Total partners' equity qualified for net capital	$ 107,343	$ 90,827
Deductions: (Non-Allowable)		
Property and equipment, net	677	2,097
Commissions receivable in excess of commissions payable	11,585	14,773
Haircuts on securities pursuant to 15c3-1(f)	4,053	3,293
Other receivables	8,374	14,729
Petty cash	200	100
CRD Cash	2,101	718
Net capital	$ 80,352	$ 55,117
Computation of Aggregate Indebtedness:		
Total aggregate liabilities	$ 32,979	$ 61,977
Total aggregate indebtedness	32,979	61,977
Percentage of aggregate indebtedness to net capital	41.04%	112.45%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	2,199	4,132
Minimum dollar net capital requirement	5,000	5,000
Net capital requirement (greater of above amounts)	5,000	5,000
Excess net capital	75,352	50,117
Reconciliation with Company's Computation:		
(included in Part II of Form X - 17A-5 as of December 31, 2012)		
Net capital, reported in Company's Part II FOCUS Report (unaudited)	80,452	55,223
Audit adjustments:		
Adjustment to petty cash		(100)
Adjustment to cash balance (Money Market account)		(6)
Adjustment to record cash balance (Ameritrade account)	(100)	-
Net capital per above	$ 80,352	$ 55,117

See Independent Auditors' Report.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

At December 31, 2012, exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3(k) (2) (ii), since, it is an introducing broker and dealer.

See Independent Auditors' Report.

RMA

Reimer, McGuinness & Associates, PC

CPAs & Advisors

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Board of Directors
D. H. Hill Securities, LLLP
Humble, TX 77346

In planning and performing our audit of the financial statements and supplemental schedules of D. H. Hill Securities, LLLP for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6610 Malibu Drive | Houston, Texas 77092 | 713.590.3000 Main | 713.590.3020 Fax | www.RMA-CPA.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of D. H. Hill Securities, LLLP, for the year ended December 31, 2012 and this report does not affect our report thereon dated February 7, 2013. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reimer, McHeimer & Associates, P.C.

Houston, Texas
February 7, 2013

RMA

Reimer, McGuinness & Associates, PC

CPAs & Advisors

**INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Partners
D. H. Hill Securities, LLLP
Humble, TX 77346

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by D.H. Hill Securities, LLLP, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating D.H. Hill Securities, LLLP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reimer, McGuinness & Associates, P.C.

February 7, 2013

6610 Malibu Drive | Houston, Texas 77092 | 713.590.3000 Main | 713.590.3020 Fax | www.RMA-CPA.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 20 12

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1881.57

B. Less payment made with SIPC-6 filed (exclude interest) (1107.22)

7/30/12
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 774.35

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 774.35

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 774.35

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

D.H. Hill Securities, LLLP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30th day of JANUARY, 20 13.

President of GP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 12
and ending 12/31/12, 20 12

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,154,405

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1401,778

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1401,778

2d. SIPC Net Operating Revenues $ 752,627

2e. General Assessment @ .0025 $ 1881.57

(to page 1, line 2.A.)

SIPC-6 (34-REV 7/10)

SIPC-6 (34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 1107.22

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

C. Total assessment and interest due $ 1107.22

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 1107.22

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

D. H. Hill Securities, LLLP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President of GP
(Title)

Dated the 30th day of July, 20 12.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **6/30/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1309,716
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	866,877
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	866,877
2d. SIPC Net Operating Revenues	$ 442,889
2e. General Assessment @ .0025	$ 1107.22 (to page 1, line 2.A.)

D. H. HILL SECURITIES, LLLP

AUDITED FINANCIAL STATEMENTS

December 31, 2012 and 2011